October 8, 2008

Mail Stop 3561

Bruce Schreiner
President
Sense Technologies, Inc.
2535 N Carleton Avenue
Grand Island, NE 68803

RE: Sense Technologies, Inc.
**   File No. 000-29990**
**   Form 8-K: Filed September 25, 2008**

Dear Mr. Schreiner:

        We have completed our review of your Form 8-K and have no further comments
at this time.

                                        Sincerely,

                                        Patrick Kuhn
                                        Staff Accountant